IASG Acquires Operating Assets of Financial Security Services Inc.

ALBANY, New York (October 3, 2005) - Integrated Alarm Services Group, Inc. (Nasdaq: IASG) today announced the acquisition of the operating assets of Financial Security Services Inc. (FSS) of Dallas, Texas. FSS provides financing, billing and collection and alarm monitoring services to small and medium sized alarm dealers across the country.

The principal FSS assets acquired are: Securion Central Control Inc., and its central station operation in South St. Paul, Minnesota; a wholesale monitoring portfolio of business and account billing activities generating approximately $220,000 of recurring monthly revenue (RMR); a portfolio of loans and dealer financings with a par value of $17 million; an owned portfolio of security alarm contracts totaling $11,000 of RMR. The effective yield on the loan and dealer financing portfolio is approximately 13.3 percent and the approximate life of the portfolio is 36 months.

In announcing the acquisition Timothy M. McGinn, Chairman and CEO of IASG said, "We are pleased to be adding the business, people and activities of FSS to our Company. They are a quality organization with excellent customers and relationships. Their presence in Texas, California, Florida and North Central United States is a good extension of IASG's geographic presence and these areas are showing good steady growth in real estate values and economic activity".

Jeff Peiper CEO and President of FSS said, "We believe joining forces with IASG is best for our current and future customers and employees. They have a strong and growing national footprint with resources to grow and help supply the funding needs of the dealer community. We look forward to leveraging and growing the dealer financing programs, and enhancing all the other relationships we have with our customers."

The purchase price of the FSS assets was $23 million cash.

ABOUT IASG

Integrated Alarm Services Group provides total integrated solutions to independent security alarm dealers located throughout the United States to assist them in serving the residential and commercial security alarm market. IASG's services include alarm contract financing including the purchase of dealer alarm contracts for its own portfolio and providing loans to dealers collateralized by alarm contracts. IASG, with 5,000 independent dealer relationships, is also the largest wholesale provider of alarm contract monitoring and servicing. For more information about IASG please visit our web site at http://www.iasg.us.

This press release may contain statements, which are not historical facts and are considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements contain projections of IASG's future results of operations, financial position or state other forward-looking information. In some cases you can identify these statements by forward looking words such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "should", "will", and "would" or similar words. You should not rely on forward-looking statements because IASG's actual results may differ materially from those indicated by these forward looking statements as a result of a number of important factors. These factors include, but are not limited to: general economic and business conditions; our business strategy for expanding our presence in our industry; anticipated trends in our financial condition and results of operation; the impact of competition and technology change; existing and future regulations effecting our business, and other risks and uncertainties discussed under the heading "Risks Related to our Business" in IASG's Form 10-K report for the period ending December 31, 2004 as filed with the Securities and Exchange Commission on June 13, 2005, and other reports IASG files from time to time with the Securities and Exchange Commission. IASG does not intend to and undertakes no duty to update the information contained in this press release.

CONTACT:
Integrated Alarm Services Group, Inc.
Investor Relations:
Joseph L. Reinhart
518-426-1515